Answers Corporation
Jerusalem Technology Park
The Tower
Jerusalem, Israel 91481

June 7, 2006

VIA FACSIMILE AND EDGAR

United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Rebekah Toton, Esq.

Re:	Answers Corporation
Registration Statement on Form S-3
File No. 333-131108

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Answers Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Daylight Time, on Thursday, June 8, 2006, or as soon thereafter as possible. The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ANSWERS CORPORATION

By: /s/ Steven Steinberg
Name: Steven Steinberg
Title: Chief Financial Officer